Exhibit 15

August 9, 2006

To the Board of Directors and Shareowners of
Delta Air Lines, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form S-8 No.’s 333-46904, 333-73856, 333-121482, 333-122714 and 333-128116) of Delta Air Lines, Inc. and in the related prospectuses, of our reports dated May 12, 2006 and August 9, 2006 relating to the unaudited condensed consolidated interim financial statements of Delta Air Lines, Inc. as of and for the three-month period ended March 31, 2006, and as of and for the three-month and six-month periods ended June 30, 2006 that are included in its Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006.

/s/ Ernst & Young LLP